November 29, 2010

By Edgar

Larry Spirgel
Assistant-Director
Division of Corporation Finance
Securities and Exchange Commission

Re: Neonode Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed March 29, 2010 as amended May 12, 2010
File No. 000-08419

Dear Mr. Spirgel:

Neonode Inc. (“Neonode”) acknowledges receipt of the letter dated November 18, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  The following is a response to the Staff’s comments.

We appreciate the Staff's comments, as well as the opportunity this process provides to improve the content of our filings with the SEC.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our response below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.

We acknowledge that Neonode is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, and that the Staff comment or changes to disclosures in response to the Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert the Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below is the Staff's comments contained in the Staff Letter (in bold face type) followed by our response.

General

1.
We note your press release on October 14, 2010 that Neonode Inc. is “the leading provider of optical touch screen solutions for hand-held and small to midsize devices …” Please tell us why you believe Neonode is a leading provider of optical touch screens when as of June 30, 2010 you had one signed technology license agreement with one customer, earned zero revenues in fiscal year 2009 and have earned approximately $269,000 revenues as of June 30, 2010.

Response:  Although as of June 30, 2010 the Company had signed one technology license agreement and had revenues of approximately $269,000, the Company is of the opinion that as of October 14, 2010, the date of the press release, the Company is a leading provider of “optical touch screen” solutions. It is important to understand that there are numerous competing technologies in the overall touchscreen market. The most prevalent touchscreen technologies are Resistive and Capacitive. As illustrated in Chart 1 below, these two technologies account for approximately 86% of the market for touch screen applications in the market place.  Our touchscreen technology is “Optical Infrared” and the Company is one of the only companies is the world that provides “Optical Infrared” touch screen solutions.  This technology is beginning to gain acceptance in the touch screen market because of its relatively low cost, low power consumption, lack of overlays, and other technical considerations, Although the Company’s revenues are small when compared to the total revenue generated from touch screen applications, the Company’s position in the optical touch screen market is significant when compared to our competitors in this market.

In addition, as of September 30, 2010, the Company has signed technology license contracts with (i) Sony Corporation, which has released a series of three e-Readers incorporating the Company’s technology, (ii) Koobe Inc., which is manufacturing an e-Reader for the Chinese market, and (iii) Daesung, one of the LG group of companies, which is developing a touch screen system for the automotive industry. The Company also is in current product development and technology license negotiations with several large industry leaders in the e-Reader and mobile phone markets.  Regarding the Company’s current revenues, please note that the Company is required, under applicable accounting guidance, to defer revenue earned from its technology license agreements until such time as the initial warranty periods expire.

Chart 1 below outlines the market share of various touch screen technologies in 2009.  The Company’s technology is represented in the “Other” category.  We do believe that the market shares below are likely to change significantly as new technologies that are able to compete with resistive and capacitive technology on both price and functionality move into the mainstream.

Form 10-K/A for fiscal year ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 20

Liquidity and Capital Resources, page 31

2.
Given the uncertainty surrounding your business going forward, in future filings, please provide a detailed discussion of your ability to meet both your short-term and long-term liquidity needs.  We consider “long-term” to be the period in excess of the next twelve months.

Response:  In response to the Staff's comment, we will include in our future filings under the heading "Liquidity and Capital Resources" of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation disclosure regarding Neonode’s ability to meet its short term and long-term liquidity needs.

Item 10. Directors, Executive Officers and Corporate Governance, page 76

3.
In future filings, please expand your disclosure with respect to each director to specifically discuss what aspects of the individual’s experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board.  See Item 401(e) of Regulation S-K.

Response:  In response to the Staff's comment, we will include in our future filings additional disclosure with respect to each Director discussing what aspects of such individual’s experience led the board to conclude that such person should serve as a Director for the Company, as well as any other relevant qualifications, attributes, or skills that were considered by the board.

Audit Committee, page 78

4.
We note your disclosure that you do not have an audit committee financial expert because the Board believes the background and financial sophistication of its members are sufficient to fulfill the duties of the Audit Committee.  Please explain in your response letter why the Company believes an audit committee financial expert is not necessary at this time when considering management’s recent conclusion that your internal control over financial reporting was not effective as of December 31, 2009 due to a material weakness that existed in your internal controls relating to your accounting for certain financing transactions.  Please note the specific attributes of an audit committee financial expert outlined in Item 407(d)(5)(ii) of Regulation S-K.

Response:  The Company believes that an audit committee financial expert is not necessary at this time since the Board believes that the background and financial knowledge of the Audit Committee’s members, while not rising to the level of “audit committee financial expert,” nevertheless are sufficient to enable the members of the Audit Committee to fulfill the duties of the Audit Committee.

In particular, John Reardon has served as a Director and Audit Committee chairman of SBE, Inc., and has served on the Company’s audit Committee, as a member or as chairman, from August 2007 to the present.  In addition, Mr. Reardon has served as President and as Director of The RTC Group, a technical publishing company since 1990, and in 1994, Mr. Reardon founded a Dutch corporation, AEE, to expand the activities of The RTC Group into Europe.  Mr. Reardon also serves on the Board of Directors of One Stop Systems, Inc., a computing systems and manufacturing company.  During his more than twenty years experience as a business owner and member of the boards of directors and audit committees of various companies, Mr. Reardon has developed wide-ranging experience in management and finance, and is familiar with reading and evaluating financial statements and interacting with companies’ auditors and accounting specialists.

Per Bystedt, who holds an MBA degree from the Stockholm School of Economics, has served as the Chairman of the Board of Directors and Chief Executive Officer of the Company since May 2008, and served as the interim Chief Executive Officer of the Company from October 2005 through July 2006.  Since 1997, Mr. Bystedt has been the Chief Executive Officer of Spray AB, an internet investment company.  From 1991 through 1997, Mr. Bystedt was CEO of various television production and network companies including Trash Television, ZTV AB, and TV3 Broadcasting Group Ltd., and Senior Vice President of MTG AB.  From 2000 to 2010, Mr. Bystedt served as a member of the Board of Directors of Axel Johnson AB.  From 2000 to 2008, he was a member of the Board of Directors of Eniro AB, and from 2005 to 2008, was a member of the Board of Directors of Servera AB.  From 2005 to 2010, Mr. Bystedt was the Chairman of the Board of Directors of AIK Fotboll AB, and is currently a member of its Board of Directors.  From 1997 through 2005, he served as a member of the Board of Directors of Ahlens AB, and from 1998 through 2000 he was the Chairman of the Board of Directors of Razorfish, Inc.  .

Mr. Bystedt’s educational background and over nineteen years experience as a Chief Executive Officer and member of the boards of directors of various companies attests to his wide-ranging experience in management and finance, and his familiarity with reading and evaluating financial statements.

The Company is committed to improving its internal controls over financial reporting, and in that regard is working closely with its independent auditors.  The Company intends to evaluate appointment of an audit committee financial expert once its financial condition improves.

Compensation Committee, page 79

5.
In future filings, please reconcile your disclosure related to the independence of your Compensation Committee members.  We note your disclosure on page 79 that all members of the Company’s Compensation Committee are independent differs with the disclosure on page 78 discussing that Mr. John Reardon is the only independent director of the Company.

Response:  In response to the Staff's comment, we will include in our future filings a statement to the effect that until new members of the Compensation Committee are appointed only John Reardon meets the applicable rules and regulations regarding “independence” and is free of any relationship that would interfere with his individual exercise of independent judgment with regard to the Company.

*           *           *

We trust that the response provided above addresses the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact me at Tel: 925-768-0620.

Sincerely,

/s/ David Brunton
David Brunton
Chief Financial Officer
Neonode Inc.

cc: Mr. Reid Hooper
Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission - EDGAR